SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                              Trailer Bridge, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value

                         (Title of Class of Securities)

                                 89782 10 3

                                 (CUSIP Number)





   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John D. McCown


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States


                     5  SOLE VOTING POWER
      NUMBER OF
                             1,335,700
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             N/A
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                             1,335,700
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             N/A


    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,335,700



    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              13.7%


    12   TYPE OF REPORTING PERSON*

              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



   Item 1(a).     Name of Issuer:

   Trailer Bridge, Inc.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

   10405 New Berlin Road, East
   Jacksonville, FL  32226


   Item 2(a).     Name of Person Filing:

   John D. McCown


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

   500 Park Avenue, Suite 540
   New York, NY  10022


   Item 2(c).     Citizenship:

   United States


   Item 2(d).     Title of Class or Securities:

   Common Stock, $0.01 par value


   Item 2(e).     CUSIP Number:

   89782 10 3


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

   Inapplicable


   Item 4.   Ownership as of December 31, 1997.

             (a)  Amount Beneficially Owned:

                  1,335,700 shares*

             (b)  Percent of Class:

                  13.7%

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                            1,335,700 shares*

                 (ii)  shared power to vote or to direct the vote:

                            Inapplicable

                (iii)  sole power to dispose or to direct the
                       disposition of:

                            1,335,700 shares

                 (iv) shared power to dispose or to direct the disposition of:

                            Inapplicable


                  * Includes 1,334,500 shares subject to immediately exercisable options granted to Mr. McCown by Malcom P. McLean. Also includes 200 shares held by Mr. McCown's minor children.


   Item 5.   Ownership of Five Percent or Less of a Class.

             Inapplicable


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Inapplicable


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Inapplicable


   Item 8.   Identification and Classification of Members of the Group.

             Inapplicable


   Item 9.   Notice of Dissolution of Group.

             Inapplicable


   Item 10.  Certification.

             Inapplicable

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 9, 1998
   Date


    /s/ John D. McCown
   John D. McCown